

November 17, 2010

Andrew V. Reid, Chief Executive Officer
Pacific Land and Coffee Corporation
1818 Kahai Street
Honolulu, Hawaii 96819

> **Re: Pacific Land and Coffee Corporation**
> **Revised Preliminary Schedule 14C**
> **Filed November 3, 2010**
> **Form 10-K/A for Fiscal Year Ended March 31, 2009**
> **Filed November 3, 2010**
> **Form 10-K/A for Fiscal Year Ended March 31, 2010**
> **Filed November 4, 2010**
> **File No. 000-30595**

Dear Mr. Reid:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1. We note your response to prior comment two of our letter dated October 19, 2010. Your management's annual report on internal control over financial reporting does not provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant. See Item 308T(a)(1). Also, please separately set forth your conclusions as to the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting; the conclusion you have provided appears to reflect their effectiveness as to your ability to "accurately record, process, summarize and report certain information…" and that language is only applicable to the effectiveness of your disclosure controls and procedures. Therefore, we re-issue our prior comment; please revise to provide all the elements required for management's annual report on internal control over financial

reporting in accordance with Item 308T(a) of Regulation S-K and to separately provide your effectiveness conclusions.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director